Atmos Home Inc.

ANNUAL REPORT

Atmos Home Inc.
2308 Circuit Way
Brooksville, FL 34604
https://atmoshome.com/

This Annual Report is dated May 12, 2020.

BUSINESS

Company Overview:

Atmos Home was founded in 2017 by hardware industry veteran Mark Lyle and award winning designer, Chris Ladwig, and is based in Tampa Bay, Florida. The company is on a mission to get their affordable and easy-to-use products into every smart home on the planet, starting with their flagship product, AtmosConrol.

AtmosControl is the world's 1st smart home control system, or hub, that combines the top 5 connection protocols used by smart home devices (Wifi, Bluetooth, Zigbee, ZWave, and Infrared) with voice, touch, gesture, and smartphone controls.

It puts control of a home's smart devices all in 1 place, eliminating the need to scroll through use endless apps, or having to remember hundreds of voice commands.

The company's R&D team has also designed AtmosSwitch and plans to launch it next year. AtmosSwitch will take existing lights with regular bulbs, and instantly convert them into smart lighting systems. It will also integrate with AtmosControl hub, so people can add its functionality to every room in their home, but at a lower price.

In January 2019, Atmos ran a 120-day, prelaunch sales period. During this time, over 1000 AtmosControl hubs were sold to people in 28 countries. The company has also built a list of more than 150 smart home installers, builders, and multi-tenant property management firms, internationally.

Previous Offerings

Between October 31, 2019 and March 17, 2020, we sold $120,871.00 in Convertible Promissory Notes under Regulation Crowdfunding.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $227,657.50
Number of Securities Sold: 65,045
Use of proceeds: Research & development, marketing, and operations.
Date: November 01, 2018
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $926,000.00
Number of Securities Sold: 385,380
Use of proceeds: Research & development, marketing, and operations.
Date: November 28, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $25,000.00
Use of proceeds: Research & development, marketing, and operations.
Date: September 06, 2019
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $31,500.00
Number of Securities Sold: 10,000
Use of proceeds: Research and development, marketing, business development, and operations.
Date: May 28, 2018
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.01
Number of Securities Sold: 1,000,000
Use of proceeds: N/A
Date: August 23, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.01
Number of Securities Sold: 152,665
Use of proceeds: N/A
Date: June 01, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<p style="text-align:center">MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION</p>
<p style="text-align:center">AND RESULTS OF OPERATION</p>

Operating Results – 2019 Compared to 2018

Results of Operations

Year ended December 31, 2019 compared to year ended December 31, 2018.

Revenue

The company produced no revenue during 2019, as the company was still in development of its first product. The company began accepting preorders and deposits for its product in January of 2019.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses in 2019 increased approximately $435,000 from 2018. Approximately $216,000 of this increase was due to increased compensation and benefits costs as the company hired multiple new employees. Approximately $61,000 of this increase was due to increased spending on marketing and sales activity. Approximately $41,000 of this increase was due to increased R&D expenses, and approximately $24,000 in facility upgrades for manufacturing and equipment purchases, and utilities.

Historical results and cash flows:

Historically the company has invested primarily in research and development efforts, and sales and marketing activities related to the products. We plan to continue our focus on research and development as we near the completion of version 1 of the AtmosControl product. As we progress, we will hire additional software developers to increase our development capacity.

Soon we will begin production of the AtmosControl product, and with this, we will begin to generate revenues. We expect that initially these revenues will be in line with the 3 month pre-order campaign which was conducted beginning in January of 2019, during which approximately $400K of pre-orders was generated. As we grow, we will invest significantly into marketing the products in order to achieve scale.

Liquidity and Capital Resources

The company has cash on hand, as of December 31, 2019, of $6,801.26.

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mark Lyle

Mark Lyle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

> Position: CEO / Director
> Dates of Service: August 23, 2017 - Present
> Responsibilities: Day-to-day management of company operations, product development, manufacturing management, and creating and further developing the company's vision and mission. Compensation for this position is $120,000/year and 691,000 shares of common stock.

Name: Chris Ladwig

Chris Ladwig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

> Position: Chief Design Officer / Director
> Dates of Service: August 23, 2017 - Present
> Responsibilities: Overseeing all design and innovation aspects of the company's products and services, including product design, graphic design, user experience design, and package design. Compensation for this position is $120,000/year and 309,000 shares of common stock.

Other business experience in the past three years:

Employer: Push
Title: Senior Art Director
Dates of Service: July 15, 2015 - April 15, 2017
Responsibilities: Created and oversaw various branding and advertising campaigns for both regional and national clients.

Other business experience in the past three years:
Employer: Oddly Brand Co.
Title: Owner
Dates of Service: April 15, 2017 - Present
Responsibilities: Freelance branding and packaging projects. Responsibilities include client management, business operations, branding and packaging design.

Name: Dean Gebert

Dean Gebert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer
Dates of Service: November 02, 2018 - Present
Responsibilities: Responsible for overseeing the planning, development and execution of the company's marketing and advertising initiatives. Compensation for this position is $96,000 per year.

Other business experience in the past three years:

Employer: UpChannel
Title: Chief Marketing Officer
Dates of Service: October 01, 2016 - May 01, 2018
Responsibilities: External communications, brand positioning and development, sales support, client onboarding.

Other business experience in the past three years:
Employer: Self
Title: Consulting
Dates of Service: January 01, 2016 - November 01, 2018
Responsibilities: Marketing services for blockchain companies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Mark Lyle	691,000 shares		42.84%
Common Stock	Luminance Investment Holdings, LLC (managed by Steven H. Rosen and Ron Cozean; 100% owned by Luminance Holdco., Inc.)	385,380 shares		23.89%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

The Company has authorized Common Stock, and Seed SAFE.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,613,090 outstanding.

Voting Rights

Holders of the company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

There are no material rights associated with Common Stock.

Seed SAFE

The security will convert into Series a preferred shares and the terms of the Seed SAFE are outlined below:

Amount outstanding: $25,000.00
Maturity Date: September 25, 2029
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Series A Financing

Material Rights

There are no material rights associated with Seed SAFE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

STRASSMAN CONSULTING, LLC

2035 SUNSET LAKE ROAD, SUITE B-2

NEWARK, DE 19702

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders' of
Atmos Home Inc.

We have reviewed the accompanying statement of financial condition of Atmos Home Inc. (the Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Strassman Consulting, LLC

Hunter Strassman, CPA

April 15, 2020

ATMOS HOME INC.

**FINANCIAL STATEMENTS
(UNAUDITED)**

DECEMBER 31, 2019

Atmos Home Inc.
Index to Financial Statements
(unaudited)

Atmos Home Inc.

BALANCE SHEET

As of December 31, 2019

	AUG 23 - DEC 31, 2017	JAN - DEC 2018	JAN - DEC 2019
ASSETS			
Current Assets			
Bank Accounts			
0900 BUSINESS CK (7080)	2.38	162,204.30	6,801.26
Cash			0.00
Total Bank Accounts	**$2.38**	**$162,204.30**	**$6,801.26**
Other Current Assets			
Uncategorized Asset		0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**	**$0.00**
Total Current Assets	**$2.38**	**$162,204.30**	**$6,801.26**
Fixed Assets			
Computers			3,198.59
Furniture and Fixtures		149.08	1,152.08
Total Fixed Assets	**$0.00**	**$149.08**	**$4,350.67**
Other Assets			
Deposits - Rent		1,500.00	1,500.00
Total Other Assets	**$0.00**	**$1,500.00**	**$1,500.00**
TOTAL ASSETS	**$2.38**	**$163,853.38**	**$12,651.93**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)			0.00
Total Accounts Payable	**$0.00**	**$0.00**	**$0.00**
Other Current Liabilities			
Direct Deposit Payable			0.00
Payroll Liabilities			
Federal Taxes (941/944)			0.00
Federal Unemployment (940)			168.00
FL Unemployment Tax			16.97
Total Payroll Liabilities			**184.97**
Pre-order Sales Deposits			280,921.23
Total Other Current Liabilities	**$0.00**	**$0.00**	**$281,106.20**
Total Current Liabilities	**$0.00**	**$0.00**	**$281,106.20**
Total Liabilities	**$0.00**	**$0.00**	**$281,106.20**
Equity			
Capital Contributions	18,953.82	854,776.13	1,235,885.63
Retained Earnings		(18,951.44)	(690,922.75)
Net Income	(18,951.44)	(671,971.31)	(813,417.15)
Total Equity	**$2.38**	**$163,853.38**	**$ (268,454.27)**
TOTAL LIABILITIES AND EQUITY	**$2.38**	**$163,853.38**	**$12,651.93**

Accrual Basis

Atmos Home Inc.

STATEMENT OF OPERATIONS

August 23, 2017 - December 31, 2019

	AUG 23 - DEC 31, 2017	JAN - DEC 2018	JAN - DEC 2019	TOTAL
Income				
Total Income				**$0.00**
GROSS PROFIT	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Expenses				
Advertising & Promotion	11,375.68	101,023.90	115,981.84	$228,381.42
Bank Charges & Fees	32.99	604.37	386.30	$1,023.66
Contractor	5,980.00	140,475.66	236,360.87	$382,816.53
Equipment Lease		3,093.34	17,713.88	$20,807.22
Facility Improvements & Maintenance	60.00	8,660.60	17,377.27	$26,097.87
Facility Rent		21,505.51	32,476.00	$53,981.51
Fundraising Expenses			2,500.00	$2,500.00
Furniture Lease		726.82	119.44	$846.26
Infrastructure as a Service Expenses			2,895.27	$2,895.27
Insurance - General		101.65	993.08	$1,094.73
Insurance - Health			20,551.84	$20,551.84
Internet/Phone		1,076.17	1,827.02	$2,903.19
Legal & Professional Services	1,000.00	36,000.00	4,432.85	$41,432.85
Licenses and Fees		758.75	8.75	$767.50
Office Supplies		4,646.48	6,311.36	$10,957.84
Payroll Expenses		11,488.76	111,647.32	$123,136.08
Taxes			8,517.25	$8,517.25
Wages			96,834.72	$96,834.72
Total Payroll Expenses		**11,488.76**	**216,999.29**	**$228,488.05**
Public Relations			1,836.36	$1,836.36
R&D Expenses	376.50	36,269.88	77,465.11	$114,111.49
RCP Management Fee		294,000.00		$294,000.00
Recruiting			4,361.83	$4,361.83
Reimbursements			3,165.83	$3,165.83
Seminars & Trainings		234.90	982.98	$1,217.88
Shipping		165.58	3,212.42	$3,378.00
Software	14.95	2,255.68	7,715.60	$9,986.23
Travel		4,314.98	29,239.07	$33,554.05
Travel Meals	111.32	1,868.18	5,383.16	$7,362.66
Utilities		2,700.10	2,983.23	$5,683.33
Total Expenses	**$18,951.44**	**$671,971.31**	**$813,280.65**	**$1,504,203.40**
NET OPERATING INCOME	$ (18,951.44)	$ (671,971.31)	$ (813,280.65)	$ (1,504,203.40)
NET INCOME	$ (18,951.44)	$ (671,971.31)	$ (813,280.65)	$ (1,504,203.40)

Accrual Basis

Atmos Home Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM AUGUST 23, 2017 (INCEPTION) TO DECEMBER 31, 2019
(unaudited)

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Shares	Amount			
August 23, 2017 (Inception)	-	-	-	-	-
Stock issued for cash	1,021,547	-	18,954	-	18,954
Net income (loss)	-	-	-	(18,951)	(18,951)
December 31, 2017	1,021,547	$ -	$ 18,954	$ (18,951)	$ 2
Stock issued for cash	519,972	-	835,822	-	835,822
Net income (loss)	-	-	-	(671,971)	(671,971)
December 31, 2018	1,541,519	$ -	$ 854,776	$ (690,923)	$ 163,853
Stock issued for cash	76,800	-	381,110	-	381,110
Net income (loss)	-	-	-	(813,417)	(813,417)
December 31, 2019	1,618,319	$ -	$ 1,235,886	$ (1,504,340)	$ (268,454)

Atmos Home Inc.

STATEMENT OF CASH FLOWS

August 23, 2017 - December 31, 2019

	AUG 23 - DEC 31, 2017	JAN - DEC 2018	JAN - DEC 2019	TOTAL
OPERATING ACTIVITIES				
Net Income	(18,951.44)	(671,971.31)	(813,280.65)	$ (1,504,203.40)
Adjustments to reconcile Net Income to Net Cash provided by operations:				$0.00
Uncategorized Asset		0.00		$0.00
Accounts Payable (A/P)			(136.50)	$ (136.50)
Direct Deposit Payable			0.00	$0.00
Payroll Liabilities:Federal Taxes (941/944)			0.00	$0.00
Payroll Liabilities:Federal Unemployment (940)			168.00	$168.00
Payroll Liabilities:FL Unemployment Tax			16.97	$16.97
Pre-order Sales Deposits			280,921.23	$280,921.23
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00	280,969.70	$280,969.70
Net cash provided by operating activities	**$ (18,951.44)**	**$ (671,971.31)**	**$ (532,310.95)**	**$ (1,223,233.70)**
INVESTING ACTIVITIES				
Computers			(3,198.59)	$ (3,198.59)
Furniture and Fixtures		(149.08)	(1,003.00)	$ (1,152.08)
Deposits - Rent		(1,500.00)		$ (1,500.00)
Net cash provided by investing activities	**$0.00**	**$ (1,649.08)**	**$ (4,201.59)**	**$ (5,850.67)**
FINANCING ACTIVITIES				
Capital Contributions	18,953.82	835,822.31	381,109.50	$1,235,885.63
Net cash provided by financing activities	**$18,953.82**	**$835,822.31**	**$381,109.50**	**$1,235,885.63**
NET CASH INCREASE FOR PERIOD	$2.38	$162,201.92	$ (155,403.04)	$6,801.26

Atmos Home Inc.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Atmos Home Inc. was formed on August 23, 2017 ("Inception") in the State of Florida. The financial statements of Atmos Home Inc. (which may be referred to as the "Company", "Atmos", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Atmos Home is a technology hardware developer and manufacturer in the smart or connected home technology industry. Atmos designs hardware and software to create advanced home automation control systems. We've developed intelligent voice/speech recognition technology, along with a powerful operating system, and integrated multiple communication standards to make the AtmosControl smart home system compatible with most connected home devices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes in the Company's industry, and competition in our space. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the manufacture and sale of Atmos home control systems when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. No revenues have been derived to date.

Income Taxes
The Company is taxed as a corporation. Accordingly, the Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has chosen a fiscal year-end of December 31st. The accompanying financial statements do not provide a provision for income taxes and the related disclosures as the Company has not completed a taxable year. In addition, the Company expects to record a full valuation allowance on any deferred tax assets. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of common stock, no par value. As of December 31, 2019, the company has currently issued 1,618,319 shares of common stock.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 15, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.